Exhibit 8.1

List of Subsidiaries of Spreadtrum Communications, Inc. (the “Registrant”)

Name of Entity	Jurisdiction of Incorporation
Direct or Indirect Wholly-Owned Subsidiaries:

Spreadtrum Communications Corp.	California, U.S.A.

Quorum Systems, Inc.	Delaware, U.S.A.

Spreadtrum Hong Kong Limited	Hong Kong

Spreadtrum International Limited	Hong Kong

Spreadtrum Communications (Shanghai) Co., Ltd.	PRC

Spreadtrum Communications Technology (Shanghai) Co., Ltd. (formerly known as Spreadtrum International Trading (Shanghai) Co., Ltd.)	PRC

Tianjin Spreadtrum Communications Co., Ltd.	PRC

Affiliated Entity Consolidated in the Registrant’s Financial Statements:

Beijing Spreadtrum Hi-Tech Communications Technology Co., Ltd.	PRC